UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.       )*

JAWS Juggernaut Acquisition Corporation
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G50735102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Juggernaut Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 10,660,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,660,000(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,660,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 27.86%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 10,660,000 Class A ordinary shares acquirable in respect of (i) 6,900,000 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer's initial business combination, or earlier at the option of the holder and (ii) 3,760,000 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing on the later of (a) 30 days after completion of the Issuer’s initial business combination and (b) one year from the closing of the Issuer’s initial public offering.

(2)	Calculated based on (i) 27,600,000 Class A ordinary shares outstanding as of January 25, 2022 as reported on the Issuer’s Amended Form 10-Q, filed on January 25, 2022, and (ii) 10,660,000 Class A ordinary shares issuable in connection with the Class B Shares and Private Placement Warrants.

1.	Names of Reporting Persons Jaws Equity Owner 148, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,660,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,660,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,660,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 27.86%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 10,660,000 Class A ordinary shares acquirable in respect of (i) 6,900,000 Class B Shares and (ii) 3,760,000 Private Placement Warrants.

(2)	Calculated based on (i) 27,600,000 Class A ordinary shares outstanding as of January 25, 2022 as reported on the Issuer’s Amended Form 10-Q, filed on January 25, 2022, and (ii) 10,660,000 Class A ordinary shares issuable in connection with the Class B Shares and Private Placement Warrants.

1.	Names of Reporting Persons PDM Juggernaut Investor, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,660,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,660,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,660,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 27.86%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 10,660,000 Class A ordinary shares acquirable in respect of (i) 6,900,000 Class B Shares and (ii) 3,760,000 Private Placement Warrants.

(2)	Calculated based on (i) 27,600,000 Class A ordinary shares outstanding as of January 25, 2022 as reported on the Issuer’s Amended Form 10-Q, filed on January 25, 2022, and (ii) 10,660,000 Class A ordinary shares issuable in connection with the Class B Shares and Private Placement Warrants.

1.	Names of Reporting Persons Barry S. Sternlicht
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,660,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,660,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,660,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 27.86%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 10,660,000 Class A ordinary shares acquirable by the Reporting Person in respect of (i) 6,900,000 Class B Shares and (ii) 3,760,000 Private Placement Warrants.

(2)	Calculated based on (i) 27,600,000 Class A ordinary shares outstanding as of January 25, 2022 as reported on the Issuer’s Amended Form 10-Q, filed on January 25, 2022, and (ii) 10,660,000 Class A ordinary shares issuable in connection with the Class B Shares and Private Placement Warrants held by the Reporting Person.

1.	Names of Reporting Persons Paul E. Jacobs
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,660,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,660,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,660,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 27.86%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 10,660,000 Class A ordinary shares acquirable by the Reporting Person in respect of (i) 6,900,000 Class B Shares and (ii) 3,760,000 Private Placement Warrants.

(2)	Calculated based on (i) 27,600,000 Class A ordinary shares outstanding as of January 25, 2022 as reported on the Issuer’s Amended Form 10-Q, filed on January 25, 2022, and (ii) 10,660,000 Class A ordinary shares issuable in connection with the Class B Shares and Private Placement Warrants held by the Reporting Person.

1.	Names of Reporting Persons Derek K. Aberle
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,660,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,660,000(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,660,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 27.86%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 10,660,000 Class A ordinary shares acquirable by the Reporting Person in respect of (i) 6,900,000 Class B Shares and (ii) 3,760,000 Private Placement Warrants.

(2)	Calculated based on (i) 27,600,000 Class A ordinary shares outstanding as of January 25, 2022 as reported on the Issuer’s Amended Form 10-Q, filed on January 25, 2022, and (ii) 10,660,000 Class A ordinary shares issuable in connection with the Class B Shares and Private Placement Warrants held by the Reporting Person.

Item 1(a).	Name of Issuer

JAWS Juggernaut Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices
1601 Washington Avenue, Suite 800 Miami Beach, FL 33139

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Juggernaut Sponsor LLC

(ii) Jaws Equity Owner 148, LLC

(iii) PDM Juggernaut Investor LLC

(iv) Barry S. Sternlicht

(v) Paul E. Jacobs

(vi) Derek K. Aberle

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

C/O JAWS Juggernaut Acquisition Corporation

1601 Washington Avenue, Suite 800

Miami Beach, FL 33139

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, $0.0001 per share

Item 2(e).	CUSIP Number

G50735102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a) Amount beneficially owned:

See responses to Item 9 on each cover page.

(b) Percent of Class:

See responses to Item 11 on each cover page.

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Juggernaut Sponsor LLC (“Juggernaut Sponsor”) is jointly controlled by PDM Juggernaut Investor, LLC (“PDM Investor”) and Jaws Equity Owner 148, LLC (“Jaws Equity Owner”), which share voting and investment discretion with respect to the securities held by Juggernaut Sponsor. PDM Investor is controlled jointly by Paul E. Jacobs, Ph.D. and Derek K. Aberle who exercise voting and investment discretion of PDM Investor. JAWS Equity Owner is controlled by Barry S. Sternlicht. Accordingly, each of Dr. Jacobs, Mr. Aberle and Mr. Sternlicht may be deemed to share dispositive power over the securities held by Juggernaut Sponsor. As such, each individual disclaims beneficial ownership of the reported securities and the filing of this Statement shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

Juggernaut Sponsor LLC

By:	/s/ Paul E. Jacobs, Ph.D.
	Name:	Paul E. Jacobs, Ph.D.
	Title:	Chief Executive Officer

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 8, 2022

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A ordinary shares, par value $0.0001 per share, of JAWS Juggernaut Acquisition Corporation (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 8, 2022

JUGGERNAUT SPONSOR LLC

By:	/s/ Paul E. Jacobs, Ph.D.
Name:	Paul E. Jacobs, Ph.D.
Title	Chief Executive Officer

JAWS EQUITY OWNER 148, LLC

By:	/s/ Michael Racich
Name:	Michael Racich
Title:	Manager

PDM JUGGERNAUT INVESTOR, LLC

By:	/s/ Derek K. Aberle
Name:	Derek K. Aberle
Title:	Manager

/s/ Michael Racich, as attorney-in-fact
Name: Barry S. Sternlicht
By:	Michael Racich, as attorney-in-fact

/s/ Michael Racich, as attorney-in-fact
Name: Paul E. Jacobs, Ph.D.
By:	Michael Racich, as attorney-in-fact

/s/ Michael Racich, as attorney-in-fact
Name: Derek K. Aberle
By:	Michael Racich, as attorney-in-fact